Form 10-K, Exhibit 13
period 1996-06-30
QUAD CITY HOLDINGS INC
filed 1996-09-27
CIK 906465

September 1996



To Our Stockholders:

We are pleased to present our third annual report. As you likely recall, Quad City Holdings, Inc. (QCHI) became a public company in October of 1993 with a very successful initial public offering. This report provides financial performance information for the fiscal year ended June 30, 1996.

The past fiscal year saw continued growth and significant improvement in profitability. Consolidated assets grew 37% from $81 million to $111 million. Loans increased by $25 million which was an increase of 80%. Deposits were up 52% to $93 million.

Perhaps the most pleasing aspect of this year s financial performance was the consistent profitability from month to month. Consolidated earnings were $683,000 for the twelve months ended June 30, 1996 or $.47 per share. The prior year loss was $374,000 or $.26 per share. Quad City Bancard, Inc. (QCBI) reported earnings of $396,000 while Quad City Bank and Trust Company (QCBT) had net income of $301,000. Both are wholly owned subsidiaries of QCHI. As you can see in the footnotes to our financial statements, profitability improved each quarter.

Consolidated stockholders equity increased modestly to $11.7 million. Equity increased by the consolidated earnings of $683,000. However, this increase was mostly offset by an increase in the unrealized loss in our investment portfolio of $604,000. This was due primarily to an increase in interest rates during the year.

July 1, 1996 was opening day for our permanent Davenport facility. This office has been well received by our existing and new customers. It is situated in a strategic location on North Brady Street with access off 46th Street from Brady and Welcome Way. QCBT owns one half of the commercial office structure and it appears the remainder of the building will be leased in the near future. Our Davenport operation had been housed in temporary office space since April of 1995. We charged operations with $50,000 of estimated one-time expenses in June of 1996 in connection with opening the permanent Davenport facility.

The Trust Department continues to experience remarkable growth. Trust assets more than doubled during the fiscal year to $125 million. It is likely that a third trust officer will be added in the first half of the next fiscal year. Since expenses only increased modestly, net earnings improved significantly and added to the bottom line of QCBT.

Residential real estate loans showed a large increase from approximately $3 million to $9 million. In addition, a number of long term fixed rate loans were sold into the secondary market from which QCBT realized an origination fee. This department will also be expanded in the coming year to handle the additional growth.

The Investment Center demonstrated dramatic results in the past year. Under the direction of representative Dave Howell, commissions generated from investment transactions showed a marked increase and resulted in fee income for QCBT.

Our correspondent banking department continued to process transactions for more financial institutions. This department is restructuring currently as the item-processing function has been brought in house. This resulted in the acquisition of additional equipment, but the increased volume of transactions processed should result in a fairly short time period to reach break even. Our correspondent banking officer, Kathy Francque, has managed this project.

As mentioned earlier, Quad City Bancard, Inc. was the largest contributor to our bottom line. This entity, which is managed by John Schricker and Bill Brockway, now processes merchant credit card transactions for approximately 8,500 merchants across the country. QCBI contracts with an independent sales organization to solicit merchants. Aside from the strong earnings, an additional attribute of QCBI is that it requires little capital to operate, allowing the available capital to be invested in QCBT to satisfy regulatory capital requirements.

Our significant growth has brought with it profitability at an earlier stage than we anticipated. In order to allow for continued growth and profitability and to satisfy regulatory requirements, QCHI will need to raise additional capital. After meeting with our advisors, we have determined that the most cost efficient manner of raising capital will be to issue a non-voting, preferred stock to institutional investors. It is our intention to raise approximately $7.5 million through this offering . We currently intend to redeem the preferred stock with the proceeds of a future common offering.

This past fiscal year has seen a sharp rise in the stock market and a fairly weak year in the bond market. Interest rates are up slightly from the beginning of the year. Analysts opinions differ significantly as to the outlook in the next year, which will no doubt be influenced by the upcoming elections. QCHI stock performed well, as it rose approximately 30% during the year.

Our outlook for future opportunities of our organization continues to be bright. There appears to be continuing interest by customers and potential customers in relationship banking. Consolidation continues in our industry as three of the largest mergers in history were consummated recently. These mergers are typically premised on substantial expense reductions including employee layoffs. The resulting entities must rely on streamlined operations and very structured systems. A challenge for QCHI will be to determine if our type of operation can result in the same level of returns for stockholders. We will continue to give it our best effort to prove that we can do so. As we have mentioned in prior reports, we will from time to time make decisions to invest in facilities and people that should enhance our long-term earnings, but at an expense of short-term profits. Our recent construction project in Davenport is such an example.

As a measure to control costs, this annual stockholder s report consists primarily of a portion of Form 10-KSB (not including exhibits), which is a required annual filing with the U.S. Securities and Exchange Commission.

Each year at this time,. we give a large thank you to our customers, employees, directors and stockholders. You all continue to support the mission of QCHI in many ways and allow us to move forward with confidence. Our style of banking is dependent on talented employees who truly care for customers. We are thankful we have been able to attract a dedicated group of employees who make our job much easier and very enjoyable. To our stockholders, we wish to say thanks for all of your support, and please make an effort to visit our two full-service facilities.


/s/ Michael A. Bauer                                 /s/ Douglas M. Hultquist
- --------------------                                 ------------------------
Michael A. Bauer                                     Douglas M. Hultquist
Chairman                                             President

                            QUAD CITY HOLDINGS, INC.

                                    DIRECTORS



Douglas M. Hultquist                                   Michael A. Bauer
President, Quad City Holdings, Inc.                    Chairman, Quad City Holdings, Inc.
Chairman, Quad City Bank and Trust Company             President, Quad City Bank and Trust Company

Ronald G. Peterson                                     John W. Schricker
President, First State Bank of Western Illinois        President, Quad City Bancard, Inc.

Richard R. Horst
Investment Manager, Thompson, Plumb & Associates, Inc.


                                    OFFICERS


Douglas M. Hultquist                                   Michael A. Bauer
President                                              Chairman of the Board

Richard R. Horst
Secretary



                             QUAD CITY BANCARD, INC.

                                    DIRECTORS


Michael A. Bauer                                     Douglas M. Hultquist
Chairman, Quad City Holdings, Inc.                   President, Quad City Holdings, Inc.
President, Quad City Bank and Trust Company          Chairman, Quad City Bank and Trust Company

John W. Schricker                                    William A. Brockway
President, Quad City Bancard, Inc.                   Executive Vice President, Quad City Bancard, Inc.


                                    OFFICERS


John W. Schricker                                    Michael A. Bauer
President                                            Chairman of the Board

William A. Brockway                                  Douglas M. Hultquist
Executive Vice President                             Secretary-Treasurer



                        QUAD CITY BANK AND TRUST COMPANY
                                    DIRECTORS


Michael A. Bauer                                       Douglas M. Hultquist
Chairman, Quad City Holdings, Inc.                     President, Quad City Holdings, Inc.
President, Quad City Bank and Trust Company            Chairman, Quad City Bank and Trust Company

Ronald G. Peterson                                     James J. Brownson
President, First State Bank of Western Illinois        President, W. E. Brownson Company

Richard R. Horst                                       Alan C. Renken
Investment Manager, Thompson, Plumb & Associates, Inc. Plant Manager, Aluminum Company of America

Edwin A. Maxwell                                       Joyce E. Bawden
Dr. Edwin A. Maxwell, D.O.                             Vice President, Bawden Printing, Inc.

Marc C.  Slivken                                       Robert A. Van Vooren
Dr. Marc C. Slivken, P.C.                              Senior Partner, Lane & Waterman

Mark C. Kilmer
Executive Vice President, Republic Companies

                                    OFFICERS


Michael A. Bauer                                       Douglas M. Hultquist
President                                              Chairman of the Board

Victor J. Quinn                                        Kathleen M. Francque
Senior Vice President, Operations                      Correspondent Banking Officer

Jacqueline M. Stickel                                  Rick J. Jennings
Vice President, Lending                                Vice President, Trust & Investments

Shellee R. Showalter                                   Julie D. Carstensen
Controller                                             Real Estate Officer

Wilfred R. Hefter                                      Thomas J. Otting
Trust Officer                                          Vice President, Business Development

John C. Bradley                                        John E. Neuberger
Vice President, Lending                                Consumer Banking Officer

Connie K. McGinn                                       Karen S. Wolfe
Consumer Lending Officer                               Operations and Security Officer

Matt C. Stone                                          Gus J. Pappas
Internal Auditor                                       Consumer Banking Officer


                            QUAD CITY HOLDINGS, INC.

                   STOCKHOLDER INFORMATION AS OF JUNE 30, 1996


Stock Listing Information                                Stock Transfer Agent
The common stock of Quad City Holdings, Inc. is          Inquiries regarding stock transfer, registration, lost
traded on The Nasdaq SmallCap Market                     certificates or changes in name and address should
under the symbol QUAD CTY                                be directed to the stock transfer agent and registrar
                                                         by writing:

Stock Prices Information                                    Harris Trust and Savings Bank
The table below shows the reported  high and low            Post  Office  Box 755
sales  prices of the  common  stock during the two          Chicago,  Illinois  60690
fiscal years  ending June 30, 1996 and 1995. The            Attention:  Shareholder Services
common stock  began trading on October
6, 1993.
                                                            Investor Information
  1996              High        Low                         Stockholders, investors and analysts interested in
  -----           --------    -------                       additional information may contact Douglas  M.
1st Quarter       $12         $ 9 3/4                       Hultquist, President and Chief Financial Officer,
2nd Quarter        12          10 1/2                       Quad City Holdings, Inc.
3rd Quarter        12 3/4      10 3/4
4th Quarter        13 3/4      12                           Corporate Office:
                                                            -----------------
                                                            Quad City Bank and Trust Company
                                                            2118 Middle Road
 1995               High       Low                          Bettendorf, Iowa  52722
 ----             --------   -------                        (319) 344-0600
1st Quarter       $ 10       $ 9 1/4
2nd Quarter         10         9 1/4                        Corporate Counsel-Chicago, Illinois
3rd Quarter          9 3/4     8 1/2                        Barack, Ferrazzano, Kirschbaum & Perlman
4th Quarter         10 1/2     8 3/4                        333 West Wacker Drive, Suite 2700
                                                            Chicago, Illinois  60606
Annual Meeting of Stockholders
The Annual Meeting of the Stockholders of Quad
City Holdings, Inc. will be held at 10:00 a.m.,             Corporate Counsel-Davenport, Iowa
October 23, 1996 at the following location:                     Noyes & Gosma
Jumer s Castle Lodge                                            400 North Main
Spruce Hills Drive & Utica Ridge Road                           Davenport, Iowa  52801
Bettendorf, Iowa 52722
                                                                Lane & Waterman
Stockholders are encouraged to attend.                          220 North Main, Suite 600
                                                                Davenport, Iowa  52801
Annual Report on Form 10-KSB and Investor
Information                                                     Independent Auditor
Copies of the Quad City Holdings, Inc. annual report            McGladrey & Pullen, LLP
on Form 10-KSB and exhibits, filed with the Securities          220 North Main, Suite 900
and Exchange Commission, are available to stockholders          Davenport, Iowa  52801
without charge by writing:
Shellee R. Showalter, Controller                                Quad City Bank and Trust Co. Banking Locations
Quad City Bank and Trust Company                                2118 Middle Road
2118 Middle Road                                                Bettendorf, Iowa  52722
Bettendorf, Iowa 52722
                                                                4500 Brady Street, Suite 100
                                                                Davenport, Iowa  52806



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 10-KSB


(Mark One)

[ x ] Annual report under Section 13 or 15(d) of the  Securities  Exchange
      Act of 1934 (Fee required) For the fiscal year ended June 30, 1996

[   ] Transition report under Section 13 or 15(d) of the Securities Exchange
      Act of 1934 (No fee required)
      For the transition period from __________________ to _____________________


      Commission file number:  0-22208


                            Quad City Holdings, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

          Delaware                                        42-1397595
- -------------------------------             ------------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)


   2118 Middle Road, Bettendorf, Iowa                                   52722
- ----------------------------------------                              ----------
(Address of Principal Executive Offices)                              (Zip Code)

                                 (319) 344-0600
                ------------------------------------------------
                (Issuer s Telephone Number, Including Area Code)

         Securities registered under Section 12(b) of the Exchange Act:
                                      None.

         Securities registered under Section 12(g) of the Exchange Act:
                           Common Stock, $1 Par Value

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the Issuer was required to file such reports), and
(2) has been subject to such filing requirements for past 90 days. Yes [ x ] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of regulation S-B contained in this form, and no disclosure will be contained, to the best of Issuer s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ x ]

The Issuer s revenues for its most recent fiscal year were $8,245,754.

The aggregate market value of the voting stock held by non-affiliates of the Issuer as of August 23, 1996 was approximately $18,950,000. As of said date, the Issuer had 1,437,824 shares of Common Stock issued and outstanding.

                      Documents incorporated by reference:
         ---------------------------------------------------------------
         Part III of Form 10-KSB - Proxy statement for annual meeting of stockholders to be held in 1996.

Transitional Small Business Disclosure Format (check one): Yes [   ]    No [ x ]

Part I

Item 1.  Description of the Business

         Quad City Holdings, Inc. (the "Company") was formed in February of 1993 under the laws of the state of Delaware for the purpose of becoming the bank holding company of Quad City Bank and Trust Company (the "Bank").

         The Bank was capitalized on October 13, 1993 and commenced operations on January 7, 1994. The Bank is organized as an Iowa-chartered commercial bank that is a member of the Federal Reserve System with depository accounts insured by the Federal Deposit Insurance Corporation. The Bank provides full-service commercial and consumer banking services in Bettendorf and Davenport, Iowa and adjacent communities.

         Quad City Bancard, Inc. ("Bancard") was capitalized on April 3, 1995, as a Delaware corporation which provides merchant credit card processing services. This operation had previously been a division of the Bank since July 1994. Bancard has contracted with an independent sales organization which markets credit card services to merchants throughout the country. Currently, approximately 8,500 merchants process transactions with Bancard.

         The Company owns 100% of the Bank and Bancard, and in addition to such ownership invests its capital in stocks of financial institutions and mutual funds, as well as participates in loans with the Bank.

         The Bank competes with other commercial banks, savings banks, savings and loan institutions, credit unions and other financial service organizations in the Quad Cities market. Being established in 1994, the Bank is one of the smaller financial institutions in its market. The Bank, the Company and Bancard are regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). In addition, the Bank is regulated by the Iowa Superintendent of Banking (the "Iowa Superintendent") and the Federal Deposit Insurance Corporation (the "FDIC").

         The Company s principal business consists of attracting deposits from the public and investing those deposits in loans and securities. The Bank s deposits are insured to the maximum allowable by the FDIC. The Company s results of operations are dependent primarily on net interest income, which is the difference between the interest earned on its loans and securities and the interest paid on deposits. The Company s operating results are affected by merchant credit card fees, trust fees, deposit service charges, and other income. Operating expenses of the Company include employee compensation and benefits, occupancy and equipment expense, professional and data processing fees, advertising and marketing expenses and other administrative expenses. The Company s operating results are also affected by economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities.

         The commercial banking business is a highly regulated business. See Appendix A for a brief summary regarding federal and state statutes and regulations, which are applicable to the Company and its subsidiaries. Supervision, regulation and examination of banks and bank holding companies by bank regulatory agencies are intended primarily for the protection of depositors rather than stockholders of bank holding companies and banks.

         The Company, the Bank and Bancard have a June 30th fiscal year end and employ 53 individuals. No one customer accounts for more than 10% of revenues, loans or deposits.

         See Appendix B for the tables and schedules which show selected comparative statistical information required pursuant to the industry guides promulgated under the Securities Act of 1993, relating to the business of the Company.


Item 2.  Description of Property

         The main offices of the Company and the Bank are in a 6,700 square foot facility which was completed in January of 1994. In March of 1994, the Bank acquired that facility, which is located at 2118 Middle Road in Bettendorf.

         Construction of a second full service banking facility was completed in July of 1996 to provide for the convenience of customers and to expand its market territory. The Bank also owns its portion of that facility which is located at 4500 Brady Street in Davenport. The two story building is in two segments that are separated by an atrium. The Bank owns the south half of the building, while the northern portion is owned by the developer. Each floor is 6,000 square feet. The Bank occupies its first floor and utilizes the basement for storage and item processing. Three thousand square feet of its second floor has been leased to a professional services firm. The remaining 3,000 square feet is available for lease.

         Bancard leases approximately 1,700 square feet of office space in Bettendorf from an unrelated third party.

         Management is of the opinion that the facilities are of sound construction, in good operating condition, are appropriately insured and are adequately equipped for carrying on the business of the Company.

         The Bank has limited its investment in premises to approximately 50% of Bank capital. The Bank frequently invests in commercial real estate mortgages. The Bank also invests in residential mortgages. The Bank has established lending policies which include a number of underwriting factors to be considered in making a loan including, location, loan to value ratio, interest rate and credit worthiness of the borrower.

         No individual real estate property or mortgage amounts to 10% or more of consolidated assets.

Item 3.  Legal Proceedings

         The Company is not aware of any legal proceedings against it, the Bank or Bancard.

Item 4.  Submission of Matters to a Vote of Security Holders

         There were no matters submitted to the stockholders of the Company for a vote during the fourth quarter of the fiscal year ended June 30, 1996.

Part II

Item 5.  Market for Common Equity and Related Stockholder Matters

The Company s common stock has been traded on The Nasdaq SmallCap Market since October 6, 1993. High and low sales prices, as reported on Nasdaq for each quarterly period during the two fiscal years ended June 30, 1996 and 1995 were as follows:
                                 Fiscal 1996            Fiscal 1995
                                 Sale Price             Sale Price
                             ------------------    ----------------------
                               High       Low       High            Low
                             -------    -------    -------        -------
First quarter ..........     $12        $ 9 3/4    $10            $ 9
Second quarter .........      12         10 1/2    $10              9 1/4
Third quarter ..........      12 3/4     10 3/4      9 3/4          8 1/2
Fourth quarter .........      13 3/4     12         10 1/2          8 3/4

         No cash dividends were declared during the past fiscal year. At June 30, 1996, there were estimated to be approximately 2,200 holders of record of the Company s common stock.

         The Company expects that all earnings, will be retained to finance the growth of the Company, the Bank and Bancard, and that no cash dividends will be paid for the foreseeable future. If and when dividends are declared, the Company will probably be largely dependent upon dividends from the Bank and Bancard for funds to pay dividends on the common stock.

         Under Iowa law, the Bank will be restricted as to the maximum amount of dividends it may pay on its common stock. The Iowa Banking Act provides that an Iowa bank may not pay dividends in an amount greater than its undivided profits. The Bank is a member of the Federal Reserve System. The total of all dividends declared by the Bank in a calendar year may not exceed the total of its net profits of that year combined with its retained net profits of the preceding two years. In addition, the Federal Reserve Board, the Iowa Superintendent and the FDIC are authorized under certain circumstances to prohibit the payment of dividends by the Bank. In the case of the Company, further restrictions on dividends may be imposed by the Federal Reserve Board.

Item 6.  Management s Discussion and Analysis

         Results of Operations

         Net income for the year ended June 30, 1996 was $682,588, compared to a net loss of $373,782 for the year ended June 30, 1995. Results improved primarily because of a $1,224,743 increase in net interest income after provision for loan losses, and a $1,114,590 increase in other income. These increases were offset by a $1,282,963 increase in other expenses due primarily to the increased number of employees and higher operating costs related to the increased volume of business. A loss was reported for the period ended June 30, 1994 of $1,122,402. Because the Company was a start-up venture, there were expected losses during the pre-opening period and for the first several years of operations.

         Interest income increased to $6,583,467 in fiscal 1996 from $3,550,122 in fiscal 1995, a rise of $3,033,345. The rise was primarily due to greater average outstanding balances in interest bearing assets. Interest income is comprised primarily of interest income on loans (including loan fees), securities, federal funds sold and the Company s own deposits maintained at other financial institutions. Interest income should continue to grow as the loan portfolio and other assets increase, and would also increase as a result of a rise in interest rates.

         Interest expense increased to $3,486,380 in fiscal 1996 from $1,895,575 in fiscal 1995, an increase of $1,590,805, and represented interest paid primarily to depositors, as well as interest paid on federal funds purchased, and Federal Home Loan Bank advances. The increase in interest expense was again primarily due to greater average outstanding balances in interest bearing liabilities. Interest expense will continue to increase as deposits and Federal Home Loan Bank advances grow and would also increase as a result of a rise in interest rates.

         Net interest income for the years ended June 30, 1996 and June 30, 1995 amounted to $3,097,087 and $1,654,547, respectively, and represented the difference between interest income earned on earning assets and interest expense paid on interest bearing liabilities.

         The provision for loan losses is established based on factors such as the local and national economy and the risk associated with the loans in the portfolio. The Company s provision for loan losses was $500,397 for the year ended June 30, 1996, compared to $282,600 for the year ended June 30, 1995. The $217,797 increase in the provision for loan losses was primarily attributable to the growth in the loan portfolio during fiscal 1996. The increase maintained the Company s allowance for estimated losses on loans at 1.5% of total loans at both June 30, 1996 and June 30, 1995.

         Other income of $1,662,287 and $547,697 during the fiscal years 1996 and 1995, respectively, consisted of merchant credit card income, trust income, deposit service charges, the net of investment securities gains and losses and miscellaneous income. The $1,114,590 increase was primarily due to the addition of new customers and increased volume of the merchant credit card processing services at Bancard, the addition of new clients in the trust department at the Bank, the increase in demand deposit customers, and the growth in the commission income generated by the investment center.

         Operating expenses consisted primarily of salaries and benefits; other expense, including bank service charges and trust related expenses; professional fees, including data processing fees; and marketing and advertising expenses. Other operating expenses increased to $3,576,389 in fiscal 1996 from $2,293,426 in fiscal 1995. The $1,282,963 increase was primarily due to higher overhead expenses on the increased volume of business attained during fiscal 1996. Management will continue to attempt to contain overhead costs while maintaining optimal service levels and productivity.

         In fiscal 1996, salaries and benefits experienced the most significant increase of any noninterest expense component. For the twelve months ended June 30, 1996, total salaries and benefits increased to $1,973,682, or $798,808 over the June 30, 1995 total of $1,174,874. The change was primarily attributable to the increase in the Company s number of employees.

         In fiscal 1995, the Bank s FDIC premiums were assessed at the rate of .23% of insured deposits. On November 14, 1995, the FDIC reduced the Bank s FDIC premium to 0%. However, the Bank will continue to pay the $1,000 minimum semi-annual assessment required by federal statute.

         Financial Condition and Liquidity

         Total assets of the Company grew by $30,674,895, or 37.96%, to $111,474,977 at June 30, 1996 from $80,800,082 at June 30, 1995. The increase primarily resulted from an increase in deposits received from customers. While asset growth is expected to continue for the year ended June 30, 1997, it is likely to be at a lesser percentage rate from the increase during the past year.

         Cash and due from banks increased by $2,785,137, or 72.71%, to $6,615,407 at June 30, 1996 from $3,830,270 at June 30, 1995 and represented cash maintained at the Bank, and funds that the Bank and the Company had deposited in other banks in the form of demand deposits.

         Federal funds sold are inter-bank funds with daily liquidity. At June 30, 1996, the Bank had invested $2,728,000 in such funds. Such amount decreased by $10,222,000, or 78.93%, from $12,950,000 at June 30, 1995.
         This decrease was attributable to the reduction in funds received from correspondent banking customers to be reinvested in overnight deposits "as principal". In August 1995, the Company s correspondent banking department implemented an "agent" federal funds program, whereby the funds received from downstream correspondent banking customers merely pass through the Company s financial statements to upstream correspondent banks. The implementation of the "agent" program resulted in a decrease to assets (federal funds sold) and liabilities (federal funds purchased). This department provides various services to other financial institutions, including cash management services.

         Certificates of deposit at financial institutions increased by $1,489,154, or 37.39% to $5,472,012 at June 30, 1996 from $3,982,858 at
         June 30, 1995 and represented funds that the Company and its subsidiaries had deposited in other banks in the form of certificates of deposit. Management elected to invest in these deposits to earn a yield that exceeded the yield of U.S. treasury securities at comparable maturities.

         Pursuant to a FASB Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", the Company transferred securities with an amortized cost of $7,992,513 and an unrealized gain of $12,030 from the held to maturity portfolio to the available for sale portfolio in December, 1995. This "one-time" transfer was made based on management s reassessment of their previous designations of securities giving consideration to liquidity needs, the management of interest rate risk and other factors.

         A portion of the Bank s investment securities are purchased with the intent to hold the securities until they mature. These held to maturity securities were recorded at amortized cost at both June 30, 1996 and June 30, 1995. At June 30, 1996, mortgage-backed securities and municipal securities made up the $3,156,601 balance. This was a decrease of $7,861,542, or 71.35%, from June 30, 1995, when U.S.
         treasury and agency securities, mortgage-backed securities and taxable municipal securities made up the $11,018,143 balance. Market values at June 30, 1996 and June 30, 1995 were $3,097,115 and $10,901,057, respectively. The decrease was primarily attributable to the "one-time" transfer described in the previous paragraph.

         All of the Company s and a portion of the Bank s securities are placed in the available for sale category as the securities may be liquidated to provide cash for operating or financing purposes. These securities were reported at fair value and increased by $15,999,757, or 106.43% to $31,032,652 at June 30, 1996 from $15,032,895 at June 30,1995. The amortized cost of such securities at June 30, 1996 and June 30, 1995 was $31,518,121 and $14,914,642, respectively. The increase was attributable to the "one-time" transfer described above, as well as the purchase of U.S. agency and other securities into the investment portfolio.

         The amortized cost and the weighted average rate yields for the categories of securities are summarized below.

                                            1996                         1995
                                  -------------------------   ---------------------------
                                   Amortized     Average       Amortized      Average
                                     Cost         Yield          Cost          Yield
                                  -----------  ------------   -----------  --------------
Securities held to maturity:
     U.S. treasury securities .   $         0       0.000     $ 8,000,218        4.640%
     U.S. agency securities ...             0       0.000         500,000        7.100
     Mortgage-backed securities     2,560,793       5.983       2,318,460        5.962
     Municipal securities .....       595,808       6.657         199,465        7.456
                                  -----------                 -----------
          Totals ..............   $ 3,156,601                 $11,018,143
                                  ===========                 ===========
Securities available for sale:
     U.S. treasury securities .   $14,504,449       5.920     $ 6,016,543        7.032%
     U.S. agency securities ...    12,612,166       6.222       5,477,243        7.407
     Mortgage-backed securities     2,851,340       6.737       3,092,266        7.490
     Other securities .........     1,550,166     Variable        328,590       Variable
                                  -----------                 -----------
          Totals ..............   $31,518,121                 $14,914,642
                                  ===========                 ===========

Loans receivable increased by $25,302,143, or 80.30%, to $56,809,720 at June 30, 1996 from $31,507,577 at June 30, 1995. The totals represented loans made by the Bank and also loan participations the Company had purchased from the Bank, on loans that exceeded the Bank s legal lending limit. As of June 30, 1996, the Bank s legal lending limit was $1,725,000. The Company has received approval from the Federal Reserve Board to grant loans and to participate in loans with the Bank. The majority of residential real estate loans originated by the Bank were sold on the secondary market to avoid the interest rate risk associated with long term fixed rate loans. During the fiscal year ended 1996, the Bank originated $41,276,181 of loans and received repayments of $15,853,666.

The Company s allowance for estimated losses on loans was $852,500 at June 30, 1996 or 1.5% of total loans, compared to $472,475 or 1.5% at June 30, 1995. Although management believes that the allowance for estimated losses on loans at June 30, 1996 was at a level that is adequate to absorb losses on existing loans, there can be no assurance that such losses will not exceed the estimated amounts or that the Company will not be required to make additional contributions to its provision for loan losses in the future. Asset quality is a priority for the Company and its subsidiaries. The ability to grow profitably is in part dependent upon the ability to maintain that quality.

At June 30, 1996, past due loans 30 days or more amounted to $864,368. At June 30, 1995, past due loans 30 days or more amounted to $87,574. Past due loans as a percentage of gross loans receivable at June 30, 1996 and June 30, 1995 was 1.52% and 0.28%, respectively. The Company anticipated an increase in this category in fiscal 1996 from the prior year. At June 30, 1995, much of the loan portfolio had been on the books for a relatively short time period, thus an increase in past due loans was likely as the portfolio matured. Over one third of the past due total at June 30, 1996, has subsequently been repaid and the remainder has been or is in the process of renegotiation. The Company intends to closely monitor these loans and does not anticipate any material losses.

The Company experienced charge-offs of $120,372 during the fiscal 1996 year compared to $1,725 during the fiscal 1995 year. The fiscal 1996 charge-offs were comprised primarily of a single $400,000 commercial loan that was not fully realized upon liquidation of the borrower. The Company charged off all of the uncollected balance at June 30, 1996 and still holds stock in the parent company of the borrower. The ultimate realization of this collateral is unknown, therefore the Company has placed no value on the stock.

Premises and equipment increased by $2,729,199 to $4,531,038 at June 30, 1996 from $1,801,839 at June 30, 1995. The increase resulted primarily from the Bank paying the developer its accumulated construction costs of the new Davenport banking location. Additional information regarding the composition of this account and related accumulated depreciation is described in footnote 4 to the consolidated financial statements.

Accrued interest receivable on loans, securities and interest-bearing cash accounts increased to $1,121,268 at June 30, 1996 from $685,880 at June 30, 1995. The increase was primarily due to greater average outstanding balances in interest bearing assets.

Other assets at June 30, 1996 and June 30, 1995 consisted primarily of miscellaneous receivables, prepaid expenses and accrued trust department income, and totaled $860,779 and $463,095, respectively. The increase was attributable to the increased volume of business and the related prepaid expenses associated with the pace of growth at the Bank and Bancard.

Deposits grew to $92,918,118 at June 30, 1996 from  $61,097,686 at June 30,1995, for an increase of $31,820,432, or 52.08%. The increase consisted of a $20,746,932 increase in demand, NOW, money market and savings accounts and a $11,073,500 increase in time deposit accounts.

Federal funds purchased representing inter-bank funds received from other banks decreased by $6,021,072 to $1,190,000 at June 30, 1996 from $7,211,072 at June
30, 1995. This decrease was attributable to the reduction in funds received from correspondent banking customers to be reinvested in overnight deposits "as principal".

Federal Home Loan Bank ("FHLB") advances increased to $3,411,470 at June 30, 1996 from $0 at June 30, 1995. The Bank is a member of the FHLB of Des Moines. As of June 30, 1996, the Bank held $1,249,700 of FHLB stock. As a result of its membership in the FHLB, the Bank has the ability to borrow funds for short-or long-term purposes under a variety of programs.

Other borrowings increased to $1,000,000 at June 30, 1996 from $0 at June 30, 1995. Other borrowings consist of the amount outstanding on a $1,500,000 revolving credit note, which is secured by all the outstanding stock of the Bank. The borrowed funds were utilized to provide additional capital to the Bank to maintain the required 9% leverage ratio.

Other liabilities grew to $1,286,783 at June 30, 1996 from $901,584 at June 30, 1995 for an increase of $385,199 or 42.72%. Other liabilities consisted primarily of accrued interest payable on deposit accounts, accrued expenses and accounts payable. The increase was primarily attributable to the greater average outstanding balances in interest bearing liabilities.

Stockholders equity increased slightly to $11,668,606 at June 30, 1996 from $11,589,740 at June 30, 1995. Such increase was the combination of the net income offset by an increase in the unrealized losses on securities available for sale.

Common stock of $1,437,824 at June 30, 1996 and June 30, 1995 represented 1,437,824 shares at $1.00 par value of the Company s common stock.

The accumulated deficit decreased by $682,588 to $1,048,165 at June 30, 1996 from $1,730,753 at June 30, 1995. The accumulated deficit was comprised of pre-opening expenses, start-up expenses for the Bank, and prior net losses incurred, offset by the current fiscal year net income. The Company expected to experience start-up losses for the first several years of operation.

In anticipation of continued asset growth, the Company has decided to conduct a preferred stock offering. The Company desires to raise at least $7.5 million.

Liquidity

For banks, liquidity represents the ability to meet both withdrawals from deposits and the funding of loans. The assets that provide for liquidity are cash, federal funds sold, and short term loans and securities. Liquidity needs are influenced by economic conditions, interest rates and competition. Securities that are available for sale in the Company s portfolio can be readily converted to cash if necessary. Management believes that current liquidity levels are sufficient to meet future demands. Net cash inflows from operating activities provided cash of $836,093 for the year ended June 30, 1996 and used cash of $185,902 for the year ended June 30, 1995. The improvement in cash flow during the year resulted primarily from improved earnings. Net cash outflows from investing activities totaled $28,261,786 for the year ended June 30, 1996, compared to cash outflows of $39,379,019 for the year ended June 30, 1995. The net outflows of cash were largely associated with the growth in the loan portfolio combined with the purchases of available for sale securities. Cash inflows from financing activities totaled $30,210,830 for the year ended June 30, 1996, compared to cash inflows of $41,281,203 for the year ended June 30, 1995. The components of the net cash inflows were the growth of deposit accounts, as well as the increase in other borrowings and FHLB advances.

Impact of Inflation and Changing Prices

Unlike most industries, essentially all of the assets and liabilities of a bank are monetary in nature. As such, the level of prices has less of an effect than do interest rates. Prices and interest rates do not always move in the same direction. The Company s financial statements and notes are generally prepared in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.

Impact of New Accounting Standards

The Financial Accounting Standards Board has issued Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which becomes effective for years beginning after December 15, 1995. The Statement generally requires long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized. Management believes that adoption of this Statement will not have a material effect on the Company s financial statements.

The  Financial   Accounting   Standards  Board  has  issued  Statement  No.  123
"Accounting for Stock Based Compensation" which becomes effective for years beginning after December 15, 1995. This Statement establishes a fair value based method for stock-based compensation plans. Management believes that adoption of this Statement will not have a material effect on the Company s financial statements.

The Financial Accounting Standards Board has issued Statement No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which becomes effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Management believes that adoption of this Statement will not have a material effect on the Company s financial statements.

Item 7.  Financial statements

QUAD CITY HOLDINGS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Independent Auditor's Report

Consolidated Balance Sheets at June 30, 1996 and 1995

Consolidated Statements of Income for the years ended
     June 30, 1996, 1995 and 1994

Consolidated Statements of Stockholders  Equity for the years ended
     June 30, 1996, 1995 and 1994

Consolidated Statements of Cash Flows for the years ended
     June 30, 1996, 1995 and 1994

Notes to Consolidated Financial Statements

                             McGLADREY & PULLEN, LLP
                  Certified Public Accountants and Consultants


                          Independent Auditor s Report




To the Board of Directors
     and Stockholders
Quad City Holdings, Inc.
Bettendorf, Iowa

We have audited the accompanying consolidated balance sheets of Quad City Holdings, Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, stockholders equity, and cash flows for the years ended June 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quad City Holdings, Inc. and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for the years ended June 30, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.




/s/ McGLADREY & PULLEN, LLP


Davenport, Iowa
July 26, 1996

QUAD CITY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 1996 AND 1995


                                                                                                      1996                  1995
                                                                                                 -------------        -------------

ASSETS
Cash and due from banks ..................................................................       $   6,615,407        $   3,830,270
Federal funds sold .......................................................................           2,728,000           12,950,000
Certificates of deposit at financial institutions ........................................           5,472,012            3,982,858

Securities held to maturity, at amortized cost (Note 2) ..................................           3,156,601           11,018,143
Securities available for sale, at fair value (Note 2) ....................................          31,032,652           15,032,895
                                                                                                 -------------        -------------
     Total securities ....................................................................          34,189,253           26,051,038
                                                                                                 -------------        -------------
Loans receivable (Note 3) ................................................................          56,809,720           31,507,577
Less: Allowance for estimated losses on loans (Note 3) ...................................            (852,500)            (472,475)
                                                                                                 -------------        -------------
     Net loans receivable ................................................................          55,957,220           31,035,102
                                                                                                 -------------        -------------

Premises and equipment, net (Note 4) .....................................................           4,531,038            1,801,839
Accrued interest receivable ..............................................................           1,121,268              685,880
Other assets .............................................................................             860,779              463,095
                                                                                                 -------------        -------------
        Total assets .....................................................................       $ 111,474,977        $  80,800,082
                                                                                                 =============        =============

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits:
   Noninterest-bearing ...................................................................       $  15,730,265        $   5,628,526
   Interest-bearing ......................................................................          77,187,853           55,469,160
                                                                                                 -------------        -------------
     Total deposits (Note 5) .............................................................          92,918,118           61,097,686
                                                                                                 -------------        -------------
Federal funds purchased ..................................................................           1,190,000            7,211,072
Federal Home Loan Bank advances (Note 6) .................................................           3,411,470                    0
Other borrowings (Note 7) ................................................................           1,000,000                    0
Other liabilities ........................................................................           1,286,783              901,584
                                                                                                 -------------        -------------
        Total liabilities ................................................................          99,806,371           69,210,342
                                                                                                 -------------        -------------

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY (Note 11)
Preferred stock, $1 par value; shares authorized 250,000; shares issued none .............                   0                    0
Common stock, $1 par value; shares authorized 2,500,000; shares issued
  and outstanding 1,437,824 ..............................................................           1,437,824            1,437,824
Additional paid-in capital ...............................................................          11,764,416           11,764,416
Retained earnings (deficit) ..............................................................          (1,048,165)          (1,730,753)
                                                                                                 -------------        -------------
                                                                                                    12,154,075           11,471,487
Unrealized gains (losses) on securities available for sale, net ..........................            (485,469)             118,253
                                                                                                 -------------        -------------
        Total stockholders' equity .......................................................          11,668,606           11,589,740
                                                                                                 -------------        -------------
        Total liabilities and stockholders' equity .......................................       $ 111,474,977        $  80,800,082
                                                                                                 =============        =============

See Notes to Consolidated Financial Statements

QUAD CITY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended June 30, 1996, 1995 and 1994

                                                                                      1996              1995                1994
                                                                                   -----------       -----------        -----------
Interest income:
     Interest and fees on loans ............................................       $ 3,972,856       $ 1,974,150        $   213,036
     Interest and dividends on securities ..................................         1,868,976         1,052,557            408,255
     Interest on federal funds sold ........................................           382,226           423,292             90,987
     Other interest ........................................................           359,409           100,123             24,816
                                                                                   -----------       -----------        -----------
          Total interest income ............................................         6,583,467         3,550,122            737,094
                                                                                   -----------       -----------        -----------

Interest expense:
      Interest on deposits (Note 5) ........................................         3,349,548         1,792,850            253,513
      Interest on other borrowings .........................................           136,832           102,725                  0
                                                                                   -----------       -----------        -----------
          Total interest expense ...........................................         3,486,380         1,895,575            253,513
                                                                                   -----------       -----------        -----------

          Net interest income ..............................................         3,097,087         1,654,547            483,581

 Provision for loan losses (Note 3) ........................................           500,397           282,600            191,500
                                                                                   -----------       -----------        -----------
          Net interest income after provision for loan losses ..............         2,596,690         1,371,947            292,081
                                                                                   -----------       -----------        -----------

 Other income (loss):
     Merchant credit card, net of processing fees ..........................         1,007,830           306,051                  0
     Trust department ......................................................           355,360           149,218             26,918
     Deposit service fees ..................................................           147,678            73,016              8,784
     Investment securities gains (losses), net .............................            22,272           (16,656)           (70,532)
     Other .................................................................           129,147            36,068             33,723
                                                                                   -----------       -----------        -----------
          Total other income (loss) ........................................         1,662,287           547,697             (1,107)
                                                                                   -----------       -----------        -----------

 Other expenses:
     Salaries and benefits .................................................         1,973,682         1,174,874            723,099
     Professional and data processing fees .................................           282,640           192,556            155,439
     Advertising and marketing .............................................           189,761            98,584            122,533
     Occupancy and equipment expense .......................................           289,230           209,468            100,500
     Stationery and supplies ...............................................           100,672            58,585             75,854
     Provision for merchant credit card losses .............................           126,805           126,831                  0
     Insurance .............................................................            86,291           136,015             57,279
     Postage and telephone .................................................           117,741            55,630             31,559
     Unrealized loss on securities held for sale ...........................                 0                 0            150,693
     Other .................................................................           409,567           240,883            147,113
                                                                                   -----------       -----------        -----------
          Total other expenses .............................................         3,576,389         2,293,426          1,564,069
                                                                                   -----------       -----------        -----------
Income (loss) before cumulative effect of a change
   in accounting principle .................................................           682,588          (373,782)        (1,273,095)
Cumulative effect of a change in accounting principle (Note 1) .............                 0                 0            150,693
                                                                                   -----------       -----------        -----------
          Net income (loss) ................................................       $   682,588       $  (373,782)       $(1,122,402)
                                                                                   ===========       ===========        ===========
Before cumulative effect of a change
   in accounting principle .................................................              0.47             (0.26)             (1.23)
Cumulative effect of a change in accounting principle ......................              0.00              0.00               0.15
                                                                                   -----------       -----------        -----------
          Net income (loss) ................................................       $      0.47       $     (0.26)       $     (1.08)
                                                                                   ===========       ===========        ===========

See Notes to Consolidated Financial Statements

QUAD  CITY  HOLDINGS,   INC.  AND   SUBSIDIARIES
CONSOLIDATED   STATEMENTS  OF STOCKHOLDERS'  EQUITY
Years  Ended  June 30,  1996,  1995  and 1994  Securities

                                                                                                 Unrealized
                                                                                                Gains (Losses)
                                                            Additional         Retained         On Securities
                                              Common         Paid-In           Earnings          Available For
                                               Stock         Capital           (Deficit)          Sale, Net            Total
                                            -----------     -----------       -----------       --------------     ------------
Balance, June 30, 1993                      $    75,000     $   630,313       $  (234,569)       $         0       $    470,744
Proceeds from sale of 1,200,000
   shares of common stock,
   net of stock offering costs                1,200,000       9,803,851                 0                  0                  0
Proceeds from sale of 162,824
   shares of common stock,
   net of stock offering costs                  162,824       1,330,252                 0                  0          1,493,076

Unrealized (losses) on securities
   available for sale, net                            0               0                 0           (150,693)          (150,693)
Net (loss)                                            0               0        (1,122,402)                 0         (1,122,402)
                                            -----------     -----------       -----------        -----------        -----------
Balance, June 30, 1994                      $ 1,437,824     $11,764,416       $(1,356,971)       $  (150,693)       $11,694,576

Change in unrealized gains on
   securities available for sale, net                 0              0                  0            268,946            268,946

Net (loss)                                            0              0           (373,782)                 0           (373,782)
                                            -----------    -----------        -----------        -----------        -----------
Balance, June 30, 1995                      $ 1,437,824    $11,764,416        $(1,730,753)       $   118,253        $11,589,740

Change in unrealized gains (losses)
   on securities available for sale, net              0              0                  0           (603,722)          (603,722)

Net income                                            0              0            682,588                  0            682,588
                                            -----------    -----------        -----------        -----------        -----------
Balance, June 30, 1996                      $ 1,437,824    $11,764,416        $(1,048,165)       $  (485,469)       $11,668,606
                                            ===========    ===========        ===========        ===========        ===========

See Notes to Consolidated Financial Statements

QUAD CITY HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 1996, 1995 and 1994



                                                                                            1996            1995           1994
                                                                                       ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
          Net income (loss) ........................................................   $    682,588    $   (373,782)   $ (1,122,402)
          Adjustments to reconcile net income (loss) to net cash provided by
           (used in) operating activities:
            Depreciation and amortization ..........................................        143,173         107,313          41,973
            Provision for loan losses ..............................................        500,397         282,600         191,500
            Provision for merchant credit card losses ..............................        126,805         126,831               0
            Amortization of premiums (accretion of discounts) on securities, net ...        (16,920)          8,108          42,351
            Federal Home Loan Bank stock dividends .................................         (3,000)              0               0
            Realized loss on securities held for sale ..............................              0               0          70,532
            Realized (gains) losses on securities available for sale ...............        (22,272)         16,656               0
            (Increase) in accrued interest receivable ..............................       (435,388)       (450,468)       (201,302)
            (Increase) in other assets .............................................       (397,684)       (437,544)        (14,377)
            Increase in other liabilities ..........................................        258,394         534,384         131,418
                                                                                       ------------    ------------    ------------
               Net cash provided by (used in) operating activities .................   $    836,093    $   (185,902)   $   (860,307)
                                                                                       ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
          Net (increase) decrease in federal funds sold ............................     10,222,000      (8,250,000)     (4,700,000)
          Net (increase) in certificates of deposits at financial institutions .....     (1,489,154)     (2,128,005)     (1,854,853)
          Net loans originated .....................................................    (25,422,515)    (18,741,741)    (12,767,461)
          Purchase of securities held to maturity ..................................     (2,873,782)       (500,000)    (10,677,625)
          Purchase of securities available for sale ................................    (18,947,247)    (10,297,885)              0
          Purchase of securities held for sale .....................................              0               0      (8,121,736)
          Proceeds from maturity of securities .....................................      4,000,000               0               0
          Proceeds from calls/paydowns on securities ...............................      4,483,584         387,271         538,630
          Proceeds from sale of securities available for sale ......................      4,637,700         338,600               0
          Proceeds from sale of securities held for sale ...........................              0               0       2,262,313
          Purchase of premises and equipment .......................................     (2,872,372)       (187,259)     (1,763,866)
                                                                                       ------------    ------------    ------------
               Net cash (used in) investing activities .............................   $(28,261,786)   $(39,379,019)   $(37,084,598)
                                                                                       ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
          Proceeds from issuance of common stock ...................................              0               0      12,496,927
          Decrease in deferred registration costs ..................................              0               0          45,600
          Net increase (decrease) in federal funds purchased .......................     (6,021,072)      7,211,072               0
          Net increase in time certificates of deposit accounts ....................     11,073,500      19,370,853      15,156,786
          Net increase in non-time deposit accounts ................................     20,746,932      14,699,278      11,870,769
          Net increase in other borrowings .........................................      1,000,000               0               0
          Net increase in Federal Home Loan Bank advances ..........................      3,411,470               0               0
                                                                                       ------------    ------------    ------------
               Net cash provided by financing activities ...........................   $ 30,210,830    $ 41,281,203    $ 39,570,082
                                                                                       ------------    ------------    ------------

               Net increase in cash and due from banks .............................      2,785,137       1,716,282       1,625,177
               Cash and due from banks, beginning ..................................      3,830,270       2,113,988         488,811
                                                                                       ------------    ------------    ------------
               Cash and due from banks, ending .....................................   $  6,615,407    $  3,830,270    $  2,113,988
                                                                                       ============    ============    ============

Supplemental disclosure of cash flow information, cash payments for:
          Interest .................................................................   $  3,384,353    $  1,513,310    $    143,760
                                                                                       ============    ============    ============

Supplemental schedule of noncash investing and financing activities:
          Change in unrealized gains (losses) on securities available for sale, net    $   (603,722)   $    268,946    $   (150,693)
                                                                                       ============    ============    ============
          Investment securities transferred from held to maturity portfolio to
              available for sale portfoilio, at fair value .........................   $  8,004,543    $          0    $          0
                                                                                       ============    ============    ============1

See Notes to Consolidated Financial Statements

QUAD CITY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1. Nature of Business and Significant Accounting Policies


Nature of business:

    Quad City Holdings, Inc. (the "Company") is a bank holding company providing bank and bank related services through its subsidiaries, Quad City Bank and Trust Company (the "Bank") and Quad City Bancard, Inc. ("Bancard"). The Bank is a commercial bank that serves the Quad Cities area, is chartered and regulated by the state of Iowa, is insured and subject to regulation by the Federal Deposit Insurance Corporation and is a member of and regulated by the Federal Reserve System. Bancard is an entity formed in April, 1995 to conduct the Company s merchant credit card operation. This activity was previously conducted by the Bank.

Significant accounting policies:

    Accounting estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Principals of consolidation:

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, the Bank and Bancard. All material intercompany accounts and transactions have been eliminated in consolidation.

    Presentation of cash flows:

        For purposes of reporting cash flows, cash and due from banks include cash on hand, amounts due from banks and interest-bearing balances with other banks. Cash flows from loans originated by the Bank, deposits, and federal funds purchased and sold are reported net.

    Investment securities:

        Effective June 30, 1994, the Company adopted FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115") and classified investments as held to maturity or available for sale. There were no investments held for trading purposes at June 30,
        1996, 1995 or 1994. Investment securities held to maturity are those debt securities that the Company has the ability and intent to hold until maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. Such securities are carried at cost adjusted for amortization of premiums and accretion of discounts. If the ability or intent to hold to maturity is not present for certain specified securities, such securities are considered available for sale as the Company intends to hold them for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in stockholders equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Note 1. Continued

        The cumulative effect of implementing FAS 115 at June 30, 1994 , was to report investment securities previously reported as held for sale to available for sale, with unrealized losses of $150,693 at June 30, 1994 as a separate component of stockholders equity and as a cumulative effect on the statement of income.

        Pursuant to a FASB Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", the Company transferred at fair value $8,004,543 of investment securities from held to maturity to available for sale in December 1995.

    Loans and allowance for loan losses:

        Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. The allowance for loan losses is maintained at the level considered adequate by management of the Company and the Bank to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to expense and reduced by net charge-offs. In determining the adequacy of the allowance, the Company and the Bank make continuous evaluations of the loan portfolio and related off-balance sheet commitments, and consider current economic conditions and other factors that may effect a borrower s ability to repay.

        In accordance with FASB Statement No. 114 "Accounting by Creditors for Impairment of a Loan," loans are considered impaired when, based on current information and events, it is probable the Company and the Bank will not be able to collect all amounts due. The portion of the allowance for loan losses applicable to an impaired loan is computed based on the present value of the estimated future cash flows of interest and principal discounted at the loan s effective interest rate or on the fair value of the collateral for collateral dependent loans. The entire change in present value of expected cash flows of impaired loans is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. The Company and the Bank recognize interest income on impaired loans on an accrual basis.

    Premises and equipment:

        Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives.

    Income taxes:

        The Company files its tax return on a consolidated basis with its subsidiaries. The entities follow the direct reimbursement method of accounting for income taxes under which income taxes or credits which result from the inclusion of the subsidiaries in the consolidated tax return are paid to or received from the parent company.

        Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 1. Continued

    Trust assets:

        Trust assets held by the Bank in fiduciary, agency or custody capacities for its customers, other than cash on deposit at the Bank, are not included in the accompanying consolidated balance sheets since such items are not assets of the Bank.

    Per share data:

        Earnings per common share are determined by dividing net income by the weighted average number of common shares outstanding during the year.

Note 2. Investment Securities

The amortized cost and fair value of investment securities at June 30, 1996 and 1995 are summarized as follows:

                                                                                Gross                Gross
                                                         Amortized           Unrealized            Unrealized              Fair
                                                           Cost                 Gains               (Losses)               Value
                                                       -------------        -------------         ------------         ------------
June 30, 1996

Securities held to maturity:
     Mortgage-backed securities ................        $  2,560,793         $      2,513         $    (48,911)        $  2,514,395
     Municipal securities ......................             582,720              595,808                1,355              (14,443)
                                                        ------------         ------------         ------------         ------------
          Totals ...............................        $  3,156,601         $      3,868         $    (63,354)        $  3,097,115
                                                        ============         ============         ============         ============

Securities available for sale:
     U.S. treasury securities ..................        $ 14,504,449         $     42,191         $   (156,912)        $ 14,389,728
     U.S. agency securities ....................          12,612,166                8,759             (355,026)          12,265,899
     Mortgage-backed securities ................           2,851,340               12,930              (20,365)           2,843,905
     Other securities ..........................           1,550,166                9,079              (26,125)           1,533,120
                                                        ------------         ------------         ------------         ------------
          Totals ...............................        $ 31,518,121         $     72,959         $   (558,428)        $ 31,032,652
                                                        ============         ============         ============         ============

June 30, 1995

Securities held to maturity:
     U.S. treasury securities .....................     $ 8,000,218          $           0        $     (78,031)       $  7,922,187
     U.S. agency securities .......................         500,000                      0                    0             500,000
     Mortgage-backed securities ...................       2,318,460                      0              (44,810)          2,273,650
     Taxable municipal securities .................         199,465                  5,755                    0             205,220
                                                        -----------          -------------        -------------        ------------
          Totals ..................................     $11,018,143          $       5,755        $    (122,841)       $ 10,901,057
                                                        ===========          =============        =============        ============

Securities available for sale:
     U.S. treasury securities .....................     $ 6,016,543          $     124,114        $     (24,875)       $  6,115,782
     U.S. agency securities .......................       5,477,243                 53,225                    0           5,530,468
     Mortgage-backed securities ...................       3,092,266                 10,889              (48,325)          3,054,830
     Other securities..............................         328,590                  3,225                    0             331,815
                                                        -----------          -------------        -------------        ------------
          Totals ..................................     $14,914,642          $     191,453        $     (73,200)       $ 15,032,895
                                                        ===========          =============        =============        ============


Note 2. Continued

All sales of securities during the years ended June 30, 1996, 1995 and 1994 were from securities identified as available for sale or held for sale. Information on proceeds received, as well as the gains and losses from the sales of those securities is as follows:

                                               1996        1995          1994
                                            ----------   ----------   ----------
Proceeds from sales of securities .......   $4,637,700   $  338,600   $2,262,313
Gross losses from sales of securities ...       18,848       18,793       70,532
Gross gains from sales of securities ....       41,120        2,137            0

The amortized cost and fair value of securities at June 30, 1996 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay with or without call or prepayment penalties.

                                                  Amortized
                                                    Cost       Fair Value
                                                 -----------   -----------
Securities held to maturity
  Due in one year or less ....................   $   250,284   $   246,953
  Due after one year through five years ......     2,660,112     2,616,007
  Due after five years .......................       246,205       234,155
                                                 -----------   -----------
       Totals ................................   $ 3,156,601   $ 3,097,115
                                                 ===========   ===========


Securities available for sale
  Due in one year or less ....................   $ 3,182,415   $ 3,157,782
  Due after one year through five years ......    24,536,423    24,210,421
  Due after five years .......................     2,249,117     2,131,329
  Marketable equity securities ...............     1,550,166     1,533,120
                                                 -----------   -----------
                      Totals .................   $31,518,121   $31,032,652
                                                 ===========   ===========


At June 30, 1996 and 1995, investment securities with a carrying value and a fair value of $16,503,665 and $16,239,844, and $5,771,440 and $5,773,203,
respectively, were pledged on public deposits and for other purposes as required or permitted by law.

The Company transferred securities with an amortized cost of $7,992,513 and an unrealized gain of $12,030 from the held to maturity portfolio to the available for sale portfolio in December, 1995, based on management s reassessment of their previous designations of securities giving consideration to liquidity needs, management of interest rate risk and other factors.

Note 3. Loans Receivable

The composition of the loan portfolio at June 30, 1996 and 1995 is presented as follows:

                                                    1996            1995
                                                ------------    ------------

Commercial ..................................   $ 40,338,645    $ 24,748,659
Real estate                                        9,011,608       2,879,530
Installment and other consumer                     7,459,467       3,879,388
                                                ------------    ------------
     Total loans
                                                  56,809,720      31,507,577
Less allowance for estimated losses on loans        (852,500)       (472,475)
                                                ------------    ------------
     Net loans .............................    $ 55,957,220    $ 31,035,102
                                                ============    ============

There were no nonaccrual loans at June 30, 1996 or 1995.

Note 3. Continued

Changes in the allowance for estimated losses on loans for the years ended June 30, 1996, 1995 and 1994 are presented as follows:

                                                  1996       1995       1994
                                                ---------  ---------  ---------

Balance, beginning ..........................   $ 472,475  $ 191,500  $       0
   Provisions charged to expense ............     500,397    282,600    191,500
   Loans charged off ........................    (120,372)    (1,725)         0
   Recoveries on loans previously charged off           0        100          0
                                                ---------  ---------  ---------
Balance, ending .............................   $ 852,500  $ 472,475  $ 191,500
                                                =========  =========  =========

Impaired loans were not material at June 30, 1996.

Loans are made in the normal course of business to directors, officers and their related interests. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with other persons. An analysis of the changes in the aggregate amount of these loans during the years ending June 30, 1996 and 1995 is as follows:

                                                  1996                 1995
                                               -----------          -----------

Balance, beginning ...................         $   859,020          $ 1,171,899
   Advances ..........................             262,319              390,104
   Repayments ........................            (575,198)            (235,250)
                                               -----------          -----------
 Balance, ending .....................         $ 1,013,874          $   859,020
                                               ===========          ===========

Note 4. Premises and Equipment

The following summarizes the components of premises and equipment at June 30, 1996 and 1995:

                                                       1996            1995
                                                   -----------      -----------

Land .........................................     $   200,000      $   200,000
Building and construction in progress ........       3,456,818        1,031,608
Furniture & equipment.........................       1,165,137          719,517
                                                   -----------      -----------
     Total premises and equipment ............       4,821,955        1,951,125
Less accumulated depreciation ................        (290,917)        (149,286)
                                                   -----------      -----------
     Total premises and equipment, net .......     $ 4,531,038      $ 1,801,839
                                                   ===========      ===========

Note 5. Deposits

The following summarizes the components of deposits at June 30, 1996 and 1995:

                                                    1996                 1995
                                                 -----------         -----------

Demand accounts ........................         $15,730,265         $ 5,628,526
NOW accounts ...........................           9,724,779           6,668,486
Money market accounts ..................          19,882,850          13,113,801
Savings accounts .......................           1,979,085           1,159,234
Time certificates ......................          45,601,139          34,527,639
                                                 -----------         -----------
      Total deposits ...................         $92,918,118         $61,097,686
                                                 ===========         ===========

Note 5. Continued

Included  in  interest   bearing  deposits  at  June  30,  1996  and  1995  were
certificates of deposit totaling $13,720,210 and $9,824,217, respectively, that were $100,000 or greater. Maturities of these certificates were as follows:

                                                          1996          1995
                                                       -----------   -----------

One to three months ................................   $ 5,984,277   $ 1,914,336
Three to six months ................................     1,931,085     1,797,359
Six to twelve months ...............................     3,494,877     3,511,243
Over twelve months .................................     2,601,279     2,309,971
                                                       -----------   -----------
     Total certificates of deposit greater than
       $100,000                                        $13,720,210   $ 9,824,217
                                                       ===========   ===========

Interest expense on deposits for the years ended June 30, 1996, 1995 and 1994 was as follows:

                                                           1996         1995         1994
                                                        ----------   ----------   ----------
Interest-bearing demand accounts ....................   $  188,315   $  117,596   $   19,087
Money market accounts ...............................      758,555      317,897       47,923
Savings accounts ....................................       39,365       24,037        3,165
Time certificates greater than or equal to
                                                           672,668      399,249       82,376
Time certificates less than $100,000 ................    1,690,645      934,071      100,962
                                                        ----------   ----------   ----------
     Total interest expense .........................   $3,349,548   $1,792,850   $  253,513
                                                        ==========   ==========   ==========

Note 6. Federal Home Loan Bank Advances

The Bank is a member of the Federal Home Loan Bank of Des Moines (the "FHLB"). As of June 30, 1996, the Bank held $1,249,700 of FHLB stock. Advances from the FHLB as of June 30, 1996 bear interest and are due as follows:

                                                      Amount Due  Interest Rate
                                                      ----------  --------------

Due more than 5 years from June 30, 1996 ..........   $3,411,470  5.95% to 7.08%

Securities of approximately $4,973,226 as of June 30, 1996 were pledged as collateral on these advances.

Note 7. Other Borrowings

The Company has a revolving credit note for $1,500,000, which is secured by all the outstanding stock of the Bank. Interest is payable quarterly at the prime rate. Prime was 8.25% at June 30, 1996. At June 30, 1996, $1,000,000 was
outstanding on this note. The revolving credit note expires July 1, 1998.

The revolving credit note agreement contains certain covenants which place restrictions on additional debt and stipulate minimum capital and various operating ratios. The Company was in compliance with all of the covenants as of June 30, 1996.

Note 8. Income Taxes

The Company incurred no income tax expense or benefit for the years ended June 30, 1996, 1995 and 1994. At June 30, 1996, the Company had net operating loss carryforwards for income tax purposes of approximately $900,000, of which, if not utilized to reduce taxable income in future periods will expire in varying amounts in 2009 and 2010. Deferred tax assets arose primarily due to the net operating loss carryforwards, and have been reduced to zero through a valuation allowance, as realization of the asset is uncertain.

Note 9. Employee Benefit Plan

On February 1, 1994, the Company implemented a profit sharing plan, which includes a provision designed to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, to allow for participant contributions. All employees are eligible to participate in the plan. The Company matches 100% of the first 2% of employee contributions, 50% of the next 2% of employee contributions, and 25% of the next 2% of employee contributions, up to a maximum amount of 3.5%. Additionally, the Company may, at its discretion, make additional contributions to the plan which are allocated to the accounts of participants in the plan on the basis of relative compensation. Company contributions for the years ended June 30, 1996, 1995 and 1994 were as follows:

                                              1996          1995           1994
                                             -------       -------       -------

Matching contribution ................       $47,233       $18,954       $ 6,080
Discretionary contribution ...........        20,000        10,000         6,000
                                             -------       -------       -------
     Total contributions .............       $67,233       $28,954       $12,080
                                             =======       =======       =======

Note 10.   Warrants and Options

Warrants

    As part of the underwriting agreement for its initial public offering, the Company issued warrants to the underwriters for the purchase of 25,000 shares of common stock at $12.00 per share. The warrants became exercisable on October 13, 1994 (the date commencing one year from the date of the public offering) and remain exercisable for a period of four years after such date. Private placement stockholders were issued warrants as described below.

    Common stock of $75,000 at June 30, 1993 represented 75,000 shares of the Company s common stock issued in a private placement in 1993. Each stockholder who purchased stock in the private placement received a unit (at a price of $10.00 per unit) which consisted of one share of the Company s common stock and one warrant to purchase an additional share of Company common stock for $11.00, exercisable during a five year period commencing October 13, 1994 (one year after completion of the public offering). As of June 30, 1996, none of the warrants had been exercised.

Stock Option Plan

    The Company s Board of Directors and its stockholders adopted in June, 1993 the Quad City Holdings, Inc. Stock Option Plan (the "Stock Option Plan"). Up to 100,000 shares of common stock may be issued to employees and directors of the Company and its subsidiaries pursuant to the exercise of incentive stock options or non-qualified stock options granted under the Stock Option Plan. The Stock Option Plan is administered by a committee appointed by the Board of Directors (the "Committee").

    The number and exercise price of options granted under the Stock Option Plan is determined by the Committee at the time the option is granted. In no event can the exercise price be less than the value of the common stock at the date of the grant for incentive stock options, or 85% of such fair market value for non-qualified stock options. The stock options vest 20% per year. The term of the options may not exceed 10 years from the date of the grant.

    In the case of non-qualified stock options, the Stock Option Plan provides for the granting of "Tax Benefit Rights" to certain participants at the same time as these participants are awarded non-qualified options. Each Tax Benefit Right entitles a participant to a cash payment equaling the excess of the fair market value of a share of common stock on the exercise date over the exercise price of the related option multiplied by the difference between the rate of tax on ordinary income over the rate of tax on capital gains (federal and state).

Note 10.   Continued

    Company grants for the years ended June 30, 1996, 1995, 1994 and 1993 were as follows:

                                               Number of     Number of     Number of     Number of
                                                Shares         Shares        Shares        Shares
            Date of Grant                       Granted       Canceled       Vested       Unvested  Option Price
- ---------------------------------------        ----------    ----------    ----------    ---------  -------------
June 30, 1993 .........................            50,000             0        30,000       20,000      $10.00
March 31, 1994 ........................            25,000             0        10,000       15,000       10.25
June 30, 1994 .........................             8,000         1,600         2,800        3,600        9.00
October 19, 1994 ......................             4,300           180           840        3,280        9.25
January 21, 1995 ......................               500             0           100          400        9.25
June 30, 1995 .........................             5,500           300         1,040        4,160       10.25
September 30, 1995 ....................               600           100             0          500       11.75
June 28, 1996 .........................             6,300             0             0        6,300       13.25
                                                  -------       -------       -------      -------
   Totals .............................           100,200         2,180        44,780       53,240
                                                  =======       =======       =======      =======


    None of the options had been exercised.

    The Financial Accounting Standards Board has issued Statement No. 123 "Accounting for Stock Based Compensation" which becomes effective for years beginning after December 15, 1995. The Company anticipates that it will elect to continue to measure compensation cost using Opinion 25 and present the proforma disclosures required by Statement No. 123. Accordingly, adoption of this standard should have no effect on the Company s financial statements.

Note 11.   Regulatory Capital Requirements and Restrictions on Dividends

Federal regulatory agencies have adopted various capital standards for financial institutions, including risk-based capital standards. The primary objectives of the risk-based capital framework are to provide a more consistent system for comparing capital positions of financial institutions and to take into account the different risks among financial institutions assets and off-balance sheet items.

Risk-based capital standards have been supplemented with requirements for a minimum Tier 1 capital to average total assets ratio (leverage ratio). In addition, regulatory agencies consider the published capital levels as minimum levels and may require a financial institution to maintain capital at higher levels.

The actual amounts and capital ratios at June 30, 1996 and 1995 with the minimum requirements for the Bank are presented below:

                                                                                               To Be Well
                                                                                            Capitalized Under
                                                                       For Capital          Prompt Corrective
                                                    Actual          Adequacy Purposes:     Action Provisions:
                                             -------------------- ---------------------- -----------------------
                                               Amount      Ratio     Amount      Ratio      Amount      Ratio
                                             ----------- -------- ------------ --------- ------------ ----------
As of June 30, 1996:
     Total Capital (to Risk Weighted
        Assets) .......................      $11,455,003    16.9%  $ 5,419,280     8.0%   $ 6,774,100     10.0%
     Tier 1 Capital (to Risk Weighted
       Assets) ........................       10,666,032    18.2%    2,349,346     4.0%     3,524,019      6.0%
     Tier 1 Capital (to Average
       Assets) ........................       10,666,032     9.8%    4,357,929     4.0%     5,447,412      5.0%

As of June 30, 1995:
     Total Capital (to Risk Weighted
       Assets .........................        7,559,527    19.5%    3,096,580     8.0%     3,870,726     10.0%
     Tier 1 Capital (to Risk Weighted
       Assets) ........................        7,112,852    20.8%    1,370,492     4.0%     2,055,738      6.0%
     Tier 1 Capital(to Average Assets).        7,112,852     9.2%    3,085,836     4.0%     3,857,295      5.0%

Note 11.   Continued

Federal Reserve Board policy provides that a bank holding company should not pay dividends unless (i) the dividends can be fully funded out of net income from the company s net earnings over the prior year and (ii) the prospective rate of earnings retention appears consistent with the company s (and its subsidiaries ) capital needs, asset quality and overall financial condition.

In addition, the Delaware General Corporation Law restricts the Company from paying dividends except out of its surplus, or in the case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The Iowa Banking Act provides that an Iowa bank may not pay dividends in an amount greater than its undivided profits. In addition, the Bank, as a member of the Federal Reserve System, will be prohibited from paying dividends to the extent such dividends declared in any calendar year exceed the total of its net profits of that year combined with its retained net profits of the preceding two years, or are otherwise determined to be an "unsafe and unsound practice" by the Federal Reserve Board.

Note 12.   Commitments and Contingencies

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities that are not presented in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit and standby letters of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based upon management s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

At June 30, 1996, commitments to extend credit aggregated $16,860,159 and standby letters of credit aggregated $1,428,301. At June 30, 1995, commitments to extend credit aggregated $8,321,032 and standby letters of credit aggregated $10,000.

Bancard is subject to the risk of chargebacks from cardholders and the merchant being incapable of refunding the amount charged back. Management attempts to mitigate such risk by regular monitoring of merchant activity and in appropriate cases, holding cash reserves deposited by the merchant.

The Company also has a guaranty to MasterCard International Incorporated, which is backed up by a performance bond in the amount of $1,000,000. At June 30, 1996, there were no pending liabilities.

Note 13.   Quarterly Results of Operations (Unaudited)

                                               Fiscal year ended June 30, 1996
                                  --------------------------------------------------------
                                  Sept. 1995      Dec. 1995      Mar. 1996      June 1996
                                  -----------    -----------    -----------    -----------
Total interest income .........   $ 1,442,418    $ 1,534,274    $ 1,690,993    $ 1,915,782
Total interest expense                809,854        800,009        897,467        979,050
                                  -----------    -----------    -----------    -----------
Net interest income                   632,564        734,265        793,526        936,732
Provision for loan losses .....      (100,800)      (153,300)      (113,835)      (132,462)
Other income ..................       369,435        373,641        403,425        515,786
Other expense .................      (807,357)      (789,828)      (887,637)    (1,091,567)
                                  -----------    -----------    -----------    -----------
Net income ....................   $    93,842    $   164,778    $   195,479    $   228,489
                                  ===========    ===========    ===========    ===========

Net income per share ..........   $      0.06    $      0.11    $      0.14    $      0.16
                                  ===========    ===========    ===========    ===========


Note 13.  Continued

                                               Fiscal year ended June 30, 1995
                                  --------------------------------------------------------
                                  Sept. 1994      Dec. 1994      Mar. 1994      June 1994
                                  -----------    -----------    -----------    -----------

Total interest income .........   $   546,867    $   745,118   $    977,256    $ 1,280,881
Total interest expense ........       259,397        376,530        515,171        744,477
                                  -----------    -----------   ------------    -----------
Net interest income ...........       287,470        368,588        462,085        536,404
Provision for loan losses .....       (78,000)       (79,400)       (79,200)       (46,000)
Other income ..................        35,135         65,291        172,100        275,171
Other expense .................      (486,530)      (459,287)      (604,202)      (743,407)
                                  -----------    -----------    -----------    -----------
Net income (loss) .............   $  (241,925)   $  (104,808)   $   (49,217)   $    22,168
                                  ===========    ===========    ===========    ===========
Net income (loss) per share ...   $     (0.17)   $     (0.07)   $     (0.03)   $      0.01
                                  ===========    ============   ===========    ===========



Note 14.     Parent Company Only Financial Statements

The following is condensed financial information of Quad City Holdings, Inc. (parent company only):

                         Condensed Balance Sheets

                                                                               June 30,
                                                                     ----------------------------
                                                                         1996            1995
                                                                     ------------    ------------
Assets
Cash and due from banks ..........................................   $    343,188    $    482,549
Certificates of deposits with financial institutions .............              0         420,035
Securities available for sale ....................................        174,671       1,283,644
Investment in Quad City Bank and Trust Company ...................     10,197,609       7,326,184
Investment in Quad City Bancard, Inc. ............................        785,605         389,511
Loans receivable, net ............................................      1,132,696       1,697,233
Other assets .....................................................        135,477          58,795
                                                                     ------------    ------------
        Total assets .............................................   $ 12,769,246    $ 11,657,951
                                                                     ============    ============

Liabilities and Stockholders' Equity
Other liabilities ................................................   $    100,640    $     68,211
Other borrowings .................................................      1,000,000               0
Stockholders' equity
   Common stock ..................................................      1,437,824       1,437,824
   Additional paid-in capital ....................................     11,764,416      11,764,416
   Retained earnings(deficit) ....................................     (1,048,165)     (1,730,753)
   Unrealized gains (losses) on securities available for sale, net       (485,469)        118,253
                                                                     ------------    ------------
        Total stockholders' equity ...............................   $ 11,668,606    $ 11,589,740
                                                                     ------------    ------------
       Total liabilities and stockholders' equity ................   $ 12,769,246    $ 11,657,951
                                                                     ============    ============

                      Condensed Statements of Income

                                                                                  Year Ended June 30,
                                                                     --------------------------------------------
                                                                         1996            1995            1994
                                                                     ------------    ------------    ------------
Net interest income ..............................................   $    178,783    $    339,260    $    229,168
Provision for loan losses ........................................          8,300          (4,900)        (20,900)
Investment securities gains (losses), net ........................         26,345           2,137         (70,532)
Other ............................................................         24,000          24,002          12,307
                                                                     ------------    ------------    ------------
        Total income .............................................        237,428         360,499         150,043
Expenses .........................................................        251,606         280,824         714,323
                                                                     ------------    ------------    ------------
Income (loss) before equity in undistributed
 loss of subsidiaries ............................................        (14,178)         79,675        (564,280)
Equity in undistributed income (loss) of
 Quad City Bank and Trust Company ................................        300,672        (392,968)       (707,372)
Equity in undistributed income (loss) of
 Quad City Bancard, Inc. .........................................        396,094         (60,489)              0
                                                                     ------------    ------------    ------------
Income before cumulative effect of a change in
 accounting principle ............................................        682,588        (373,782)     (1,271,652)
Cumulative effect of a change in accounting principle ............              0               0         149,250
                                                                     ------------    ------------    ------------
        Net income (loss) ........................................   $    682,588    $   (373,782)   $ (1,122,402)
                                                                     ============    ============    ============

                                    Condensed Statements of Cash Flows
                                                                                                     Year Ended June 30,
                                                                                           -----------------------------------------
                                                                                               1996          1995         1994
                                                                                           ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
          Net income (loss) ............................................................   $    682,588  $   (373,782) $ (1,122,402)
          Adjustments to reconcile net income (loss) to net cash provided by
             (used in) operating activities:
            Equity in undistributed (income) loss of:
             Quad City Bank and Trust Company ..........................................       (300,672)      392,968       707,372
             Quad City Bancard, Inc. ...................................................       (396,094)       60,489             0
            Depreciation and amortization ..............................................          2,524           758         1,567
            Provision for loan losses ..................................................         (8,300)        4,900        20,900
            Amortization of premiums and accretion of discounts on securities, net .....          3,079        33,853        34,958
            Realized (gains) losses on securities available for sale ...................        (26,345)       (2,137)       70,532
            (Increase) decrease in accrued interest receivable .........................         20,746         6,763       (35,814)
            (Increase) decrease in other assets ........................................        (30,731)       (1,077)       36,996
            Increase (decrease) in other liabilities ...................................         32,429        59,325      (100,065)
                                                                                           ------------  ------------  ------------
               Net cash provided by (used in) operating activities .....................   $    (20,776) $    182,060  $   (385,956)
                                                                                           ------------  ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
          Net loans (originated) or repaid .............................................        572,837      (330,527)   (1,392,506)
          Purchase of securities held for sale .........................................              0             0    (7,771,585)
          Purchase of securities available for sale ....................................       (117,167)      (25,209)            0
          Purchase of stock in Quad City Bank and Trust Company ........................              0             0    (4,500,000)
          Capital infusion, Quad City Bank and Trust Company ...........................     (2,099,000)     (800,000)            0
          Purchase of stock in Quad City Bancard, Inc. .................................              0      (450,000)            0
          Net (increase) decrease in certificate of deposits with financial institutions        420,035       486,818      (906,853)
          Proceeds from sales of securities held for sale ..............................              0             0     2,262,313
          Proceeds from sales of securities available for sale .........................        145,512       489,789             0
          Proceeds from calls on securities ............................................         28,419       207,225       408,346
          Purchase of premises and equipment ...........................................        (69,221)      (21,853)         (851)
                                                                                           ------------  ------------  ------------
               Net cash (used in) investing activities .................................   $ (1,118,585) $   (443,757) $(11,901,136)
                                                                                           ------------  ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
          Net increase in other borrowings .............................................      1,000,000             0             0
          Issuance of common stock .....................................................              0             0    12,496,927
          Decrease in deferred registration costs ......................................              0             0        45,600
                                                                                           ------------  ------------  ------------
               Net cash provided by financing activities ...............................   $  1,000,000  $          0  $ 12,542,527
                                                                                           ------------  ------------  ------------

               Net increase (decrease) in cash and due from banks ......................       (139,361)     (261,697)      255,435
               Cash and due from banks, beginning ......................................        482,549       744,246       488,811
                                                                                           ------------  ------------  ------------
               Cash and due from banks, ending .........................................   $    343,188  $    482,549  $    744,246
                                                                                           ============  ============  ============

Note 15.  Fair Value of Financial Instruments

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. When quoted market prices are not available, fair values are based on estimates using present value or other techniques. Those techniques are significantly affected by the assumptions used, including the discounted rates and estimates of future cash flows. In this regard, fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate settlement. Some financial instruments and all nonfinancial instruments are excluded from the disclosures. The aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of their financial instruments:

    Cash and due from banks,  federal funds sold, and  certificates  of deposit:
    The carrying amounts reported in the balance sheets for cash and due from banks, federal funds sold, and certificates of deposit approximate their fair values.

    Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

    Loans receivable: The fair values for all types of loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

    Accrued interest receivable: The fair value of accrued interest receivable is considered to approximate its carrying value.

    Deposits: The fair values disclosed for demand deposits equal their carrying amounts which represents the amount payable on demand. Fair values for time deposits are estimated using a discount cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities on time deposits.

    Federal funds purchased: The carrying amount reported in the balance sheets for federal funds purchased approximates its fair value.

    Federal Home Loan Bank advances: The fair value of the Company s Federal Home Loan Bank advances is estimated using discounted cash flow analysis, based on the Company s current incremental borrowing rates for similar types of borrowing arrangements.

    Other borrowings: For variable rate debt, the carrying amount is a reasonable estimate of fair value.

    Accrued interest payable: The fair value of accrued interest payable is considered to approximate its carrying value.

    Commitments to extend credit: The fair value of these commitments is not material.

    The carrying values and estimated fair values of the Company s financial instruments as of June 30, 1996 are as follows

                                                                     Estimated
                                                     Carrying Value  Fair Value
                                                     --------------  -----------
Cash and due from banks ............................    $6,615,407   $ 6,615,407
Federal funds sold .................................     2,728,000     2,728,000
Certificates of deposit at financial institutions .. 5,472,012 5,472,012 Investment securities:
     Held to maturity ..............................     3,156,601     3,097,115
     Available for sale ............................    31,032,652    31,032,652
Loans receivable, net ..............................    55,957,220    56,155,633
Accrued interest receivable ........................     1,121,268     1,121,268
Deposits ...........................................    92,918,118    93,403,739
Federal funds purchased ............................     1,190,000     1,190,000
Federal Home Loan Bank advances ....................     3,411,470     3,254,299
Other borrowings ...................................     1,000,000     1,000,000
Accrued interest payable ...........................       594,045       594,045

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         None.


Part III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

         The Company will file with the securities and exchange commission a definitive proxy statement no later than 120 days after the close of its fiscal year ended June 30, 1996 (the "Proxy Statement"). The information required by this item is incorporated by reference from the Proxy Statement.

Item 10. Executive Compensation

         The information required by this item is incorporated by reference from the Proxy Statement.

Item 11. Security Ownership of Certain Beneficial Owners and Management

         The information required by this item is incorporated by reference from the Proxy Statement.

Item 12. Certain Relationships and Related Transactions

         The information required by this item is incorporated by reference from the Proxy Statement.

Item 13. Exhibits and Reports on Form 8-K

         (a) Exhibits

             The Index to Exhibits appears at page 37 of this Report.

         (b) Reports on Form 8-K

             None.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, as amended, the Issuer caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     QUAD CITY HOLDINGS, INC.


Date:  September 18, 1996              By: /s/ Douglas M. Hultquist
                                           -------------------------------------
                                           Douglas M. Hultquist
                                           President and Chief Executive Officer



In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Issuer and in the capacities and on the dates indicated.

Signature                           Title                            Date

/s/ Michael A. Bauer       Chairman of the Board              September 18, 1996
- -------------------------  of Directors
Michael A. Bauer



/s/ Douglas M. Hultquist   President, Chief Executive         September 18, 1996
- -------------------------  and Financial Officer and Director
Douglas M. Hultquist



/s/ Richard R. Horst       Director and Secretary             September 18, 1996
- -------------------------
Richard R. Horst



/s/ Ronald G. Peterson     Director                           September 18, 1996
- -------------------------
Ronald G. Peterson



/s/ John W. Schricker      Director                           September 18, 1996
- -------------------------
John W. Schricker